# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Quartzsea Acquisition Corp, CIK 0002047455
CUSIP: G7314B104
Title of class of securities: Ordinary Shares (par value .0001)
Address of issuer's principal executive offices: SUITE 331, 1185 6TH AVE, NEW YORK, New York (NY), 10036
Date of event which requires filing of this statement: 05/22/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 1376474-25-000287
Filed by CIK 0001891626

## Reporting persons
- Feis Equities LLC: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); sole voting power 484,963; shared voting power 0; sole dispositive power 484,963; shared dispositive power 0; aggregate amount beneficially owned 484,963 (4.25% of the class)
  Comment: Type of Reporting Person: OO - Limited Liability Company
- Lawrence M. Feis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 484,963; shared voting power 0; sole dispositive power 484,963; shared dispositive power 0; aggregate amount beneficially owned 484,963 (4.25% of the class)

## Item 1. Issuer
Name of issuer: Quartzsea Acquisition Corp
Address of issuer's principal executive offices: 1185 Avenue of the Americas, Suite 304 New York, NY 10036

## Item 2. Person Filing
Name of person filing:
(i) Feis Equities LLC
(ii) Lawrence M. Feis
Address of principal business office or, if none, residence:
The address of the business office of each of the Reporting Persons is:
1940 Waukegan Road
Suite 206
Glenview, Illinois 60025
Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated hereto by reference for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
484,963 - The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page for each Reporting Person and incorporated by reference herein.

The percentage set forth in row 11 of the cover page for each Reporting Person is based on 11,409,900 ordinary shares outstanding as of April 30, 2025, as reported by the Issuer in its quarterly 10-Q filing for the period ending February 28, 2025, filed with the Securities and Exchange Commission on April 30, 2025.
Percent of class: 4.25
Sole power to vote or to direct the vote: 484,963
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 484,963
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Feis Equities LLC: Lawrence M. Feis, Managing Member LLC (05/27/2025)
- Lawrence M. Feis: Lawrence M. Feis, Individual (05/27/2025)